RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

(424) 256-8560 ● (310) 388-0582 (fax)

Bennett J. Yankowitz

Chief Financial Officer

b.yankowitz@rocketfuel.inc

December 9, 2024

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated November 21, 2024

Ladies and Gentlemen:

I write in response to your letter of November 21, 2024 and comments of October 9, 2024, regarding RocketFuel Blockchain, Inc.’s (“we” or the “Company”) failure to file Forms 10-Q for the quarterly periods ended September 30, 2023, December 31, 2023 and June 30, 2024 as well as its Form 10-K for the fiscal year ended March 31, 2024.

As discussed with members of the staff on December 3, 2024, the Company recognizes that it is delinquent in filing its quarterly and annual reports and is diligently working to rectify this situation. The Company is currently suffering from a lack of capital, which has made it difficult to hire the necessary staff and auditors to complete the required reports. The Company has retained some additional in-house staff as well as an accounting consultant to prepare the financial statements and quarterly and annual reports for review and audit by independent auditors. However, due to its low cash balances and difficulty in raising additional capital, the Company has been unable to hire auditors and the additional staff needed to file the reports by December 6, 2024.

The Company is currently working on developing a plan to remediate its missed filings, including consideration of filing a comprehensive or special 10-K that will cover all previously required disclosures. The Company intends to contact you to discuss this plan and seek your review and approval of its efforts to return to compliance.

The Company is currently in discussions with potential investors and shareholders to chart a path forward to obtain the necessary resources. The Company will confirm the details with you but expects to file all necessary reports and disclosures by the end of the first quarter, 2025.

We are appreciative of your patience as we work to bring the Company into compliance despite the significant financial hurdles we must overcome. Please let me know if you have any additional questions.

Sincerely,

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer